Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013 AND THE SIX MONTHS ENDED JUNE 30, 2014.

(dollars in thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2014
Fixed charges:
Interest expense on indebtedness	$444	$553	$483	$278
Non-cash interest expense and other	1,264	157	456	271
Interest expense on portion of rent expense representative of interest	106	501	512	243
Preferred stock dividends (A)	—	—	—	—

Total fixed charges	$1,814	$1,211	$1,451	$792

Earnings (loss):
Net loss	$(16,855)	$(19,240)	$(27,663)	$(16,766)
Fixed charges per above	1,814	1,211	1,451	792

Total earnings (loss)	$(15,041)	$(18,029)	$(26,212)	$(15,974)

Consolidated ratio of earnings (loss) to fixed charges	N/A	N/A	N/A	N/A
Consolidated ratio of earnings (loss) to fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(16,855)	$(19,240)	$(27,663)	$(16,766)

(A)	Does not include accretion of redeemable convertible preferred stock